Exhibit 4.33

RULES of the
ADAPTIMMUNE THERAPEUTICS PLC 2016 EMPLOYEE SHARE OPTION SCHEME

Adopted by the Company on 14 January 2016

CONTENTS

1.	DEFINITIONS	3
2.	ELIGIBILITY FOR EMI OPTIONS	9
3.	GRANT OF OPTIONS	9
3A.	SCHEME LIMIT	11
4.	OPTION PRICE	11
5.	VESTING SCHEDULE AND PERFORMANCE TARGETS	12
6.	LIMITS	13
7.	EXERCISE AND LAPSE OF OPTIONS	13
8.	MANNER OF EXERCISE OF OPTIONS	15
9.	TAX LIABILITIES	16
10.	NON-TRANSFERABILITY OF OPTIONS	18
11.	TAKEOVERS	18
12.	QUALIFYING EXCHANGE OF SHARES	19
13.	SALE	19
14.	LISTING	19
15.	VARIATION OF SHARE CAPITAL	19
16.	RELATIONSHIP WITH EMPLOYMENT CONTRACT	20
17.	VARIATIONS AND TERMINATION	20
18.	HMRC REQUESTS	21
19.	EMI	21
20.	GENERAL	21
21.	GOVERNING LAW AND JURISDICTION	22

RULES OF THE ADAPTIMMUNE THERAPEUTICS PLC 2016 EMPLOYEE SHARE OPTION SCHEME

1.                                      DEFINITIONS

1.1                               In these Rules, unless the context otherwise requires, the following words and expressions have the meanings set opposite them:

“Auditors”	the auditors for the time being of the Company or in the event of there being joint auditors such one of them as the Board shall select;

“Board”

the board of directors from time to time of the Company (or the directors present at a duly convened meeting of such board) or a duly authorised committee of directors appointed by that board of directors to carry out any of its functions under this Scheme;

“Company”	Adaptimmune Therapeutics plc, a company incorporated and registered in England with number 9338148;

“Connected”	means that the relevant individual is an employee or a director of, or a Consultant to, a Group Company;

“Consultant”

means any person who is providing consultancy services to a Group Company including, without prejudice to the generality of the foregoing, any member of any Scientific Advisory Board that may from time to time be established by the Company;

“control”	except as otherwise provided, has the meaning given in Section 719 of ITEPA 2003;

“Date of Grant”	the date on which an Option is granted as provided in Rule 3.6;

“Deed of Grant”	has the meaning given in Rule 3.4A;

“Disqualifying Event”	has the meaning given in sections 533 to 539 of ITEPA 2003;

“Eligible Person”

in relation to the grant of an Option which is not an EMI Option, any bona fide employee of the Company or any subsidiary of the Company, and in relation to the grant of an EMI Option, any bona fide employee of the Company or any subsidiary of the Company who satisfies the eligibility criteria set out in Rule 2, and for the purposes of this definition “subsidiary” shall have the meaning given in Section 1159 of the Companies Act 2006;

“EMI Notice”	a notice of an option which must be given to HMRC for that Option to be an EMI Option and which complies with the requirements of paragraph 44 of Schedule 5 to ITEPA 2003;

“EMI Option”	an Option which is a “qualifying option” as defined in paragraph 1(2) of Schedule 5 to ITEPA 2003;

“Employer NICs”

any secondary class 1 (employer) national insurance contributions (or any similar liability for social security contribution in any jurisdiction) that the Option Holder’s Employer is liable to pay as a result of any Taxable Event (or which such person would be liable to pay in the absence of an election of the type referred to in Rule 9.2(b)) and which may be lawfully recovered from the Option Holder.

“Existing Share Option”	a right to acquire Shares that are already in issue, at the Option Price, pursuant to and in accordance with the Rules, which has neither lapsed nor been fully exercised;

“Grantor”	the person granting an Option pursuant to the Rules of this Scheme which may be:

(a) the Company; or

(b) the trustees of an employee benefit trust authorised by the Board to grant Options at the relevant time, subject to Rule 3.7; or

(c) any other person authorised by the Board to grant Options at the relevant time, subject to Rule 3.7;

“the Group”	the Company and its subsidiaries from time to time;

“Group Company”	a company which is a member of the Group and includes the Company, whether or not it has any subsidiaries at the relevant time;

“HMRC”	HM Revenue & Customs;

“ITEPA 2003”	the Income Tax (Earnings and Pensions) Act 2003;

“Listing”

the listing of American Depositary Shares of the Company on NASDAQ, which for the purposes of these Rules shall be treated as occurring on the day on which trading in the American Depositary Shares of the Company began, namely 6 May 2015;

“New Share Option”	a right to subscribe for Shares at the Option Price pursuant to and in accordance with these Rules which has neither lapsed nor been fully exercised;

“N.I. Regulations”	the laws, regulations and practices from time to time in force relating to liability for and the collection of National Insurance contributions;

“Option”	a New Share Option or an Existing Share Option;

“Option Agreement”	a written agreement executed in respect of the grant of an Option pursuant to Rule 3.4;

“Option Holder”	a person holding an Option, including, where applicable, his Personal Representatives;

“Option Holder’s Employer”

such Group Company as is the Option Holder’s employer or, if he has ceased to be employed within the Group, was his employer or such other Group Company, or other person as, under the PAYE Regulations or, as the case may be, the N.I. Regulations, or any other statutory or regulatory enactment (whether in the United Kingdom or otherwise), is obliged to account for any Tax Liability;

“Option Price”

the price, as from time to time determined by the Board (with the prior consent of the Grantor, where appropriate), at which each Share subject to an Option may be acquired on the exercise of that Option which, if Shares are to be newly issued to satisfy the exercise of the Option, shall not be less than the nominal value of a Share;

“Option Shares”	the Shares over which an Option subsists;

“ordinary share capital”

all the issued share capital (by whatever name called) of the Company other than capital the holders whereof have a right to a dividend at a fixed rate but have no other right to share in the profits of the Company;

“PAYE Regulations”	the regulations made under section 684 of ITEPA 2003;

“Performance Option”	an Option the exercise of which is subject to attainment of a Performance Target;

“Performance Period”

in relation to a Performance Option, the period (as determined by the Board) over which the performance of the Company and/or any other condition is to be measured for the purposes of determining whether and to what extent the Performance Target is met;

“Performance Target”	the condition or conditions imposed on the exercise of an Option pursuant to Rule 5 as amended and varied from time to time in accordance with these Rules;

“Personal Data”	any personal information which could identify an Option Holder, including but not limited to, the

Option Holder’s:

	(a)	date of birth;

	(b)	home address;

	(c)	telephone number;

	(d)	e-mail address;

	(e)	National Insurance number (or equivalent); or

	(f)	Options under the Scheme or any other employee share scheme operated by the Company.

“Personal Representatives”

in relation to an Option Holder, the personal representatives of the Option Holder (being either the executors of his will to whom a valid grant of probate has been made or, if he dies intestate, the duly appointed administrator(s) of his estate) who have produced to the Company evidence of their appointment as such;

“Qualifying Subsidiary”	a subsidiary which satisfies the conditions of paragraph 11 of Schedule 5 to ITEPA 2003;

“Relevant Restriction”

a provision included in any contract, agreement, arrangement or condition (including the articles of association of the Company) to which any of sections 423(2), 423(3) or 423(4) of ITEPA 2003 would apply if references in them to employment related securities were references to Shares;

“Sale”	an unconditional agreement being entered into for the sale to a person other than a Group Company of the whole, or substantially the whole, of the business and assets of the Company;

“Scheme”	this share option scheme as constituted and governed by these Rules, as from time to time amended in accordance with these Rules;

“Shares”	fully paid irredeemable shares in the ordinary share capital of the Company. For these purposes, shares:

	(a)	will not be fully paid-up if there is any undertaking to pay cash to the Company at a future date for those Shares; and

	(b)	shall be treated as redeemable if they may become so at a future date;

“subsidiary”

save where the contrary is indicated, a company which is a subsidiary of the Company within the meaning of Section 1159 of the Companies Act 2006, except that any company that is a subsidiary under section 1159(1)(b) or section 1159(c) shall not cease to be a subsidiary for the purposes of these Rules (in particular, the definitions of Group, Group Company and Qualifying Subsidiary) when shares in that subsidiary held by the Company (or by another subsidiary) are registered in the name of:

	(a)	another person (or its nominee) solely by way of security or in connection with the taking of security; or

	(b)	the Company’s (or another subsidiary’s) nominee;

“Sufficient Shares”

the smallest number of Shares which, when sold at the best price which can reasonably be expected to be obtained at the time of sale, will produce an amount at least equal to the relevant Tax Liability (after deduction of brokerage and any other charges or taxes on the sale);

“Takeover”	the Company coming under the control of a person or persons as mentioned in Rule 11;

“Taxable Event”

any event or circumstance that gives rise to a liability for the Option Holder to pay income tax and National Insurance contributions or either of them (or their equivalents in any jurisdiction) in respect of:

	(a)	the Option, including its exercise, its assignment or surrender for consideration, or the receipt of any benefit in connection with it;

	(b)	any Shares (or other securities or assets):

(i) earmarked or held to satisfy the Option;

(ii) acquired on exercise of the Option;

(iii) acquired as a result of holding the Option; or

(iv) acquired in consideration of the assignment or surrender of the Option; or

	(c)	any securities (or other assets) acquired or earmarked as a result of holding Shares (or other securities or assets) mentioned in (b); or

(d)

any amount due under PAYE in respect of securities or assets within (a) to (c) above, including any failure by the Option Holder to make good such an amount within the time limit specified in section 222 of the ITEPA 2003.

“Tax Liability”	the total of:

(a)

any income tax and primary class 1 (employee) National Insurance contributions (or their equivalents in any jurisdiction) for which the Option Holder’s Employer may be liable to account (or reasonably believes it is or may be liable to account) as a result of any Taxable Event; and

(b)

any Employer National Insurance contributions that any employer (or former employer) of the Option Holder is or may be liable to pay (or reasonably believes it is or may be liable to pay) as a result of any Taxable Event which can be recovered lawfully from the Option Holder;

“Vested Shares”

Shares which, subject to the following rules of this Scheme, may at the relevant time be acquired by the exercise of an Option in accordance with these Rules in consequence of the conditions set out in any applicable Vesting Schedule or Performance Targets being met.

“Vesting Schedule”	such one or more time-based conditions as may be specified by the Board in the Option Agreement or Deed of Grant as mentioned in Rules 5.1 and 5.2.

1.2	Where the context so admits or requires, the singular includes the plural and the masculine includes the feminine and neuter and vice versa.

1.3	References to Rules are to Rules of this Scheme as from time to time amended in accordance with their provisions.

1.4

A reference to a statute or statutory provision is a reference to it as in force at the relevant time, taking account of any amendment, extension or re-enactment and includes any subordinate legislation in force and made under it.

1.5	References to “writing” and “written” includes faxes, email and other forms of electronic communication which can be read.

1.6

A reference to a “person” includes any individual, firm, body corporate, unincorporated association, partnership, joint venture, government or state or agency of state (whether or not having a separate legal personality).

1.7	Headings shall not affect the interpretation of these Rules.

2.                                      ELIGIBILITY FOR EMI OPTIONS

2.1                               A person is eligible to be granted an EMI Option if (and only if) he is an employee of the Company or a Qualifying Subsidiary and his committed time to the relevant company amounts to at least 25 hours a week, or if less, 75% of his “working time” (as that expression is defined by paragraph 27(1) of Schedule 5 to ITEPA 2003), and which includes time which the employee would have been required to so spend but for injury, ill health, disability, pregnancy, childbirth, maternity, paternity or parental leave, reasonable holiday entitlement or not being required to work during a period of notice of termination, in compliance with paragraph 26 of Schedule 5 to ITEPA 2003.

2.2                               A person is not eligible to be granted an EMI Option at any time when he is not eligible to participate in the Scheme by virtue of paragraph 28 of Schedule 5 to ITEPA 2003 (no material interest requirement).

3.                                      GRANT OF OPTIONS

3.1                               Subject to the limitations and conditions of this Scheme, in its absolute discretion, any Grantor may, on such dates as it shall determine, grant Options (whether or not intended to be EMI Options) to such Eligible Persons as it may in its absolute discretion select.

3.2                               Options:

3.2.1                                             may not be granted at any time when such grant would be prohibited by, or in breach of, any law or regulation with the force of law; or

3.2.2                                             which are intended to be EMI Options shall only be granted when the Company is a qualifying company as defined in paragraph 8 of Schedule 5 to ITEPA 2003.

3.3                               The Grantor may impose a condition preventing the exercise of an Option unless the Option Holder shall have entered into a Deed of Adherence (in such form as may be required by the Company) with the Company and all persons who at the date of exercise of the Option are holders of shares in the capital of the Company whereby the Option Holder becomes a party to any Shareholders’ Agreement or other document having a similar effect which is in force between the Company and all persons who at the date of exercise of the Option are holders of shares in the capital of the Company.

3.4                               Subject to Rule 3.4A, an Option shall be granted by the Grantor and the Option Holder executing as a deed an agreement, in such form as the Board may from time to time determine. Each Option Agreement shall:

3.4.1                                             if such be the case, specify that the Option is intended to be an EMI Option and is granted in accordance with the provisions of Chapter 9 of Part 7 of and Schedule 5 to ITEPA 2003;

3.4.2                                             specify the Date of Grant;

3.4.3                                             identify the Grantor;

3.4.4                                             specify the number and class of Shares over which the Option is granted;

3.4.5                                             specify the Option Price;

3.4.6                                             specify any Performance Target and Performance Period imposed pursuant to Rule 5 (and any restrictions that apply to the variation or waiver of any such Performance Target) and any condition imposed under Rule 3.3;

3.4.7                                             specify the Vesting Schedule applicable to the Option;

3.4.8                                             specify the last date on which the Option may be exercised (subject to Rule 7.1) and assuming that the Option is not exercised earlier and no event occurs to cause the Option to lapse earlier;

3.4.9                                             specify how the Option may be exercised;

3.4.10                                      specify details of any Relevant Restrictions attaching to the Option Shares;

3.4.11                                      specify that the Option is subject to these Rules;

3.4.12                                      include the terms required by Rule 9.1, Rule 9.2 and Rule 9.6;

3.4.13                                      include the power of attorney required by Rule 9.7; and

3.4.14                                      include a term giving effect to Rule 3.9.

3.4A                      Notwithstanding Rule 3.4, in relation to Options other than EMI Options, Options may be granted by the Grantor executing a deed poll (a “Deed of Grant”), which may cover a number of Options.  A Deed of Grant shall specify the information set out in Rule 3.4.2 to 3.4.8, together with any other terms of the Option not inconsistent with these Rules, in relation to each Option granted by it.  Where an Option is granted by way of a Deed of Grant:

3.4A.1                                        the information set out in Rule 3.4.2 to 3.4.11 (and any other terms of the Option contained in the Deed of Grant) shall be provided to the Option Holder (and may be provided in an electronic manner); and

3.4A.2                                       the Option may be subject to a condition that if the terms of the Option are not accepted by the Option Holder within a period of 30 days (or such other period as the Board considers appropriate) from the Date of Grant, the Option shall lapse.

3.5                               No amount shall be paid by an Eligible Employee for the grant of an Option.

3.6                               The date of the agreement executed pursuant to Rule 3.4, or the date of execution of the deed poll referred to in Rule 3.4A, shall be taken for all purposes of this Scheme as the Date of Grant in respect of the relevant Option.

3.7                               An Option shall not be granted by any person other than the Company without the prior approval of the Board and such person will only be authorised to grant Options after it has entered into as irrevocable undertaking to the Company for the benefit of the Company and an Option Holder’s Employer that such person will fulfil its obligations as Grantor under these Rules.

3.8                               In the case of an EMI Option, within 30 days after the Date of Grant, the Option Holder shall correctly complete, sign and date the relevant EMI Notice and return it to the Option Holder’s Employer.

3.9                               If an Option Holder granted an EMI Option does not correctly complete, sign and date the relevant EMI Notice and return it to the Option Holder’s Employer within 60 days after the Date of Grant the relevant Option shall automatically lapse at the end of that period.

3.10                        The Option Holder’s Employer shall, in respect of any Option intended to be an EMI Option:

3.10.1                                      send an original of the duly completed EMI Notice so as to be received by the Small Company Enterprise Centre of HMRC within the period of 92 days after the relevant Date of Grant (or such other period as may be specified by paragraph 44 of Schedule 5 to ITEPA 2003 at the relevant time); and

3.10.2                                      keep each Option Agreement available for inspection by HMRC at any time.

3.11                        The Option Agreement, or the information provided in accordance with Rule 3.4A.1, shall serve as evidence of the grant of the Option and accordingly no certificates shall be issued to the Option Holder.

3A.                             SCHEME LIMIT

3A.1                      No Option may be granted if, immediately following the grant, it would make the aggregate number of Shares subject to awards made following the Listing under the Scheme and any other incentive plans for Connected individuals adopted by a Group Company exceed the Scheme Limit at that time.

3A.2                      The “Scheme Limit” at any time shall be 8% of the number of Shares comprised in the Initial Fully Diluted Share Capital plus any Annual Increments by which the Scheme Limit has increased prior to that time in accordance with Rule 3A.4.

3A.3                      The “Initial Fully Diluted Share Capital” shall be the issued share capital of the Company immediately following the Listing plus the number of shares which would be issued if all options to acquire Shares granted by the Company to Connected individuals (whether or not still Connected at the time of the Listing) which were outstanding at the time of the Listing were exercised in full and satisfied by the issue of new Shares by the Company.

3A.4                      On 1 July in each year, commencing with 1 July 2016, the Scheme Limit shall automatically increase by 4% of the number of shares comprised in the issued share capital of the Company at the end of the immediately preceding 30 June, or, in each case, such lower number as the Board may prior to that 1 July determine.  Each such increase shall be an “Annual Increment”.

3A.5                      For the purposes of Rule 3A.1, Shares subject to awards which have been satisfied (in whole or in part) shall be included (to the extent that the relevant award has been satisfied), and Shares subject to awards which (in whole or in part) have lapsed or otherwise become incapable of exercise (other than by reason of the satisfaction thereof) shall not be included (to the extent that the relevant award has lapsed or otherwise become incapable of exercise).

4.                                      OPTION PRICE

4.1                               Subject to Rule 3.4 and any adjustment being made pursuant to Rule 14, the Option Price shall be determined by the Board (with the prior consent of the Grantor, where appropriate).

4.2                               In the case of a New Share Option, the Option Price shall not be less than the nominal value of a Share.

5.                                      VESTING SCHEDULE AND PERFORMANCE TARGETS

5.1                               An Option may be granted subject to either, or both, a Vesting Schedule and Performance Targets as the Board shall determine.

5.2                               An Option may be granted on terms that different proportions of the Option Shares shall respectively become Vested Shares if the Option Holder is continuously Connected throughout such different periods, beginning with the Date of Grant, as the Board shall specify in the Option Agreement or the Deed of Grant.

5.3                               An Option may be granted on terms that the extent to which the Option Shares become Vested Shares shall depend upon the extent to which one or more Performance Targets specified in the Option Agreement or Deed of Grant is attained (so that if and insofar as any such Performance Target is not attained, the Option shall then lapse and cease to be exercisable in respect of the proportion of Option Shares which does not then become Vested Shares).

5.4                               A Performance Target may be specified to apply to the whole or part only of an Option.

5.5                               After an Option has been granted the Board may (with the consent of the Grantor, where appropriate) amend a Vesting Schedule so as to bring forward the time at which any Option Shares shall become Vested Shares or vary any Performance Target imposed pursuant to Rule 5.1 PROVIDED THAT no such variation shall be made unless an event has occurred or events have occurred in consequence of which the Board reasonably considers that the terms of the existing Performance Targets should be so varied for the purpose of ensuring that either the objective criteria against which the performance of the Group and/or any Group Company and/or any division and/or the Option Holder will then be measured will be, in the reasonable opinion of the Board, a fairer measure of such performance or that any varied Performance Target will afford a more effective incentive to Option Holders and will be no more difficult to satisfy than was the Performance Target when first set.

5.6                               After an Option has been granted the Board may (with the consent of the Grantor, where appropriate), waive in whole or in part any requirement that a Performance Target be met as a condition of exercise of an Option PROVIDED THAT no such waiver shall be made unless an event or events have occurred in consequence of which the Board reasonably considers that the terms of the existing Performance Target no longer afford an effective incentive to the Option Holder.

5.7                               The Board shall determine whether, and to what extent, any Performance Targets have been satisfied.

5.8                               If an Option is subject to any Performance Target, the Board shall notify the Option Holder (and the Grantor, if not the Company) within a reasonable time after the Board becomes aware of the relevant information:

5.8.1                                             whether (and, if relevant, to what extent) the Performance Target has been satisfied and the relevant Option has therefore vested;

5.8.2                                             of any subsequent change in whether, or the extent to which, the

Performance Target has been satisfied;

5.8.3                                             when that Performance Target has become incapable of being satisfied, in whole or in part; and

5.8.4                                             of any waiver or variation of that Performance Target under Rule 5.5 or 5.6.

5.9                               The number of Shares in respect of which an Option shall become vested on any occasion shall be rounded to the nearest whole number.

5.10                        If, in consequence of a Performance Target being met, an Option becomes vested in respect of some but not all of the Option Shares, it shall thereupon lapse and cease to be exercisable in respect of the balance of the Option Shares if such Performance Target is incapable of being met in respect of the balance of such Option Shares.

6.                                      LIMITS

6.1                               Unless permitted by Schedule 5 to ITEPA 2003 or such other legislation as may from time to time govern the granting of EMI Options, no person shall be granted EMI Options which would, at the time they are granted, result in that person exceeding the £250,000 maximum entitlement as prescribed in paragraph 5 of Schedule 5 to ITEPA 2003 (or such other amount as may be specified by Schedule 5 to ITEPA 2003 at the relevant time).

6.2                               Unless permitted by Schedule 5 to ITEPA 2003 or such other legislation as may from time to time govern the granting of EMI Options, no person shall be granted EMI Options which would, at the time that they are granted, result in the Company exceeding the £3,000,000 maximum value of shares prescribed in paragraph 7 of Schedule 5 to ITEPA 2003 (or such other amount as may be specified by Schedule 5 to ITEPA 2003 at the relevant time).

6.3                               A Grantor may only grant EMI Options whilst the requirements of Schedule 5 to ITEPA 2003 are met and if any of the requirements are not met, the Option shall continue to subsist but not as an EMI Option.

6.4                               For the avoidance of doubt, the limitations under this Rule 6 do not apply to Options which are not EMI Options.

7.                                      EXERCISE AND LAPSE OF OPTIONS

7.1                               An Option shall not in any event be exercised later than 5.00 pm GMT on the day immediately preceding the tenth anniversary of the Date of Grant or such earlier date as may be specified in the relevant Option Agreement or Deed of Grant and shall lapse if not exercised by such date.

7.2                               Subject to Rules 11.2 and 13.2 an Option may only ever be exercised in respect of Vested Shares or such greater proportion of the Option Shares as may be notified in writing to the Option Holder by the Board.

7.3                               Except as mentioned in Rules 7.4, 11 and 13 or as otherwise provided in the relevant Option Agreement or Deed of Grant an Option may not be exercised unless the Option Holder is at the time of exercise Connected with a Group Company.

7.4                               If an Option Holder ceases to be Connected with any member of the Group then an Option granted to him may only be exercised (if at all) in relation to such proportion of the Option Shares, and (subject to Rule 7.1) within such period, as the Board shall (with the consent of the Grantor, where appropriate) determine and notify to the Option Holder ( or, where appropriate, his Personal Representatives ) and shall otherwise lapse and cease to be exercisable on the date of cessation PROVIDED THAT unless such determinations are made by the Board prior to the expiry of the period of three months beginning with the date on which the Option Holder ceases to be so Connected then such Option may not be exercised and shall be deemed to have lapsed and ceased to be exercisable as from the date of such cessation.

7.5                               Save for the express requirements of Rule 7.4 there are absolutely no restrictions (or implied restrictions) under these Rules or otherwise on the Board’s freedom to make whatever decision it wishes (or no decision at all) under Rule 7.4.  In doing so, the Board may take into account (or disregard) whatever factors it wishes.  An Option Holder shall have no entitlement to, and m not claim, compensation or damages (or any other remedy) from any Group Company or any former Group Company in respect of any Board decision under Rule 7.4 (or any failure by the Board to consider making a decision).

7.6                               An Option shall immediately lapse and cease to be exercisable:

7.6.1                                             if, in the case of an EMI Option, within the period of 60 days commencing on the Date of Grant, the Option Holder does not correctly complete, sign and return the relevant EMI Notice and return it to the Option Holder’s Employer;

7.6.2                                             subject to Rules 7.4, 11 and 12, if the Option Holder ceases to be Connected with any member of the Group for any reason (including death);

7.6.3                                             if the Board shall have exercised its discretion pursuant to Rule 7.4 and the relevant Option shall not have been validly exercised within the period allowed for exercise and specified by the Board pursuant to Rule 7.4, at the end of that period;

7.6.4                                             at 5.00pm GMT on the day preceding the tenth anniversary of the Date of Grant;

7.6.5                                             if the Option (or any rights under it) is transferred or assigned (other than to the Personal Representatives of the Option Holder on the death of the Option Holder), mortgaged, charged or any other security interest created over it or otherwise disposed of by the Option Holder or the Option Holder attempts to do any such thing;

7.6.6                                             if the Option Holder is adjudged bankrupt under Part IX of the Insolvency Act 1986, or applies for an interim order under Part VIII of the Insolvency Act 1986, or proposes or makes a voluntary arrangement under Part VIII of the Insolvency Act 1986, or takes similar steps, or is similarly affected under the laws of any jurisdiction that correspond to those provisions of the Insolvency Act 1986;

7.6.7                                             at the end of the 40 day period referred to in Rule 11.1 or, if earlier, at the end of any period specified by the Board pursuant to Rule 11.2;

7.6.8                                             at the end of the 40 day period referred to in Rule 13.1 or, if earlier, at the end of any period specified by the Board pursuant to Rule 13.2;

7.6.9                                             if any Performance Target to which the Option is subject becomes incapable of being attained by the end of the relevant Performance Period.

8.                                      MANNER OF EXERCISE OF OPTIONS

8.1                               An Option shall be exercised in whole or in part by the Option Holder (or, as the case may be, his Personal Representatives) delivering to the Company (acting as agent of the Grantor) a written exercise notice (in such form prescribed by the Board from time to time, which can, without limitation, be in electronic form) specifying the number of Shares in respect of which the Option is being exercised.  Such notice shall be accompanied by the payment of an amount equal to the Option Price multiplied by the number of Shares specified in the exercise notice in respect of which the Option is exercised and by any payment required under Rule 9 and/or any documentation relating to arrangements or agreements required under Rule 9 (save to the extent the Option Holder enters into other arrangements satisfactory to the Company for the payment of any such sum in relation to the Exercise Price and/or any sum required to be paid under Rule 9).

8.2                               Where an Option is exercised in part only the balance of the Option not thereby exercised shall continue to be exercisable in accordance with these Rules and the relevant Option Agreement or Deed of Grant.

8.3                               Any exercise notice shall be invalid:

8.3.1                                             to the extent that it is inconsistent with the Option Holder’s rights under these Rules and/or the Option Agreement or Deed of Grant; and

8.3.2                                             if any of the requirements of Rule 8.1 are not met; or

8.3.3                                             if any payment referred to in Rule 8.1 is made by a cheque that is not honoured on first presentation or in any other manner which fails to transfer the expected value to the Company.

8.4                               A notice to exercise an Option by an Option Holder will be invalid:

8.4.1                                             when any Group Company has begun disciplinary proceedings against the relevant Option Holder which have not been concluded; or

8.4.2                                             while any Group Company is investigating the relevant Option Holder’s conduct and may as a result begin disciplinary proceedings; or

8.4.3                                             while there is a breach of the relevant Option Holder’s contract of employment which entitles any Group Company to dismiss the Option Holder (whether or not the Group Company is aware of that breach); or

8.4.4                                             at any time when the relevant Option Holder is no longer employed by a Group Company but the Option remains capable of exercise, if there was a material breach of the Option Holder’s employment contract:

(a)                                 of which no Group Company was aware (or not fully aware) until after:

(i)                                     the time when the Option Holder ceased employment; and

(ii)                                  the time when the Board decided to permit the exercise of the Option following the Option Holder’s cessation of employment (if such permission has been granted); and

(b)                                 which would have prevented the grant or exercise of the Option, had any Group Company been aware (or fully aware) of that breach at the relevant time.

8.5                               The Board shall treat Option Holders fairly and reasonably when making decisions or taking steps under Rule 8.4.

8.6                               The Company may permit the Option Holder to correct any defect referred to in Rule 8.3.2 or 8.3.3 (but shall not be obliged to do so). The date of any corrected exercise notice shall be the date of the correction rather than the original notice date for all other purposes of the Scheme.

8.7                               The Company shall be entitled to satisfy any New Share Option in whole or in part by procuring that the relevant number of Shares are transferred to the Option Holder upon the exercise of his Option.

8.8                               Subject to the other Rules of this Scheme, as soon as practicable and in any event not more than 30 days after receipt by the Company of a valid notice exercising a New Share Option, the Shares in respect of which the New Share Option has been exercised and in respect of which the Company has not exercised its rights pursuant to Rule 8.6 shall be allotted and issued by the Company.

8.9                               Subject to the other Rules of this Scheme, as soon as practicable and in any event not more than 30 days after receipt by the Grantor of a notice exercising an Existing Share Option or (where the Company is exercising its rights pursuant to Rule 8.7) by the Company of a valid notice exercising a New Share Option, the person transferring shares to the Option Holder shall lodge with the Company a transfer of the number of Shares which are to be transferred to the Option Holder pursuant to the exercise of his Option together with the share certificate(s) covering such Shares (if applicable) and the Company shall register such transfer. Shares transferred in satisfaction of the exercise of an Option shall be transferred free of any lien, charge or other security interest, and with all rights attaching to them, other than any rights determined by reference to a date before the date of transfer.

8.10                        The Company shall be responsible for any stamp duty payable by an Option Holder in respect of the transfer of any Shares to him pursuant to the exercise of an Option.

8.11                        Except for any rights determined by reference to a date before the date of allotment, Shares allotted and issued in satisfaction of the exercise of an Option shall rank equally in all respects with the other shares of the same class in issue at the date of allotment.

9.                                      TAX LIABILITIES

9.1                               Each Option Agreement shall include the Option Holder’s irrevocable agreement to:

(a)                                 pay to the Option Holder’s Employer the amount of any Tax Liability; or

(b)                                 enter into arrangements to the satisfaction of the Option Holder’s Employer for payment of any Tax Liability.

Where an Option is granted by Deed of Grant, the acceptance of the terms of the Option in accordance with Rule 3.4A.2 shall constitute the Option Holder’s irrevocable agreement to these terms.

9.2                               Unless the Option Holder’s Employer directs that it shall not, each Option Agreement shall include the Option Holder’s irrevocable agreement that:

(a)                                 the Option Holder’s Employer may recover the whole or any part of any Employer NICs from the Option Holder; and

(b)                                 at the request of the Option Holder’s Employer, the Option Holder shall elect (using a form approved by HMRC) that the whole or any part of the liability for Employer NICs shall be transferred to the Option Holder.

Where an Option is granted by Deed of Grant, the acceptance of the terms of the Option in accordance with Rule 3.4A.2 shall constitute the Option Holder’s irrevocable agreement to these terms (unless the Option Holder’s Employer directs that it shall not).

9.3                               The Option Holder’s Employer may decide to release the Option Holder from, or not to enforce any part of the Option Holder’s obligations in respect of Employer NICs under Rule 9.1 and 9.2.

9.4                               If an Option Holder does not fulfil his obligations under either Rule 9.1(a) or Rule 9.1(b) in respect of any Tax Liability arising from the exercise of an Option within seven days after the date of exercise and Shares are readily saleable at that time, the Grantor shall withhold Sufficient Shares from the Shares which would otherwise be delivered to the Option Holder.  From the net proceeds of sale of those withheld Shares, the Granter shall pay to the Option Holder’s Employer an amount equal to the Tax Liability and shall pay any balance to the Option Holder.  The Option Holder’s obligations under Rule 9.1(a) and Rule 9.1(b) shall not be affected by any failure of the Company to withhold Shares under this Rule 9.4.

9.5                               Option Holders shall have no rights to compensation or damages on account of any tax or national insurance contributions liability which arises or is increased (or is claimed to arise or be increased) in whole or in part because of:

(a)                                 any decision of HMRC that an Option does not meet the requirements of Schedule 5 ITEPA 2003 and is therefore not an EMI Option, however that decision may arise;

(b)                                 any Disqualifying Event, however that event may be caused; or

(c)                                  the timing of any decision by the Board to permit the exercise of an Option under Rule 7.4.

9.6                               Each Option Agreement shall include the Option Holder’s irrevocable agreement to enter into a joint election, under section 431(1) or section 431(2) of ITEPA 2003, in respect of the Shares to be acquired on exercise of the relevant Option, if required to do so by the Company or Option Holder’s Employer, on or before any date of exercise of the Option. Where an Option is granted by Deed of Grant, the acceptance of the terms of the Option in accordance with Rule 3.4A.2 shall constitute the Option Holder’s irrevocable agreement to enter into such an election if so required.

9.7                               Each Option Agreement shall include a power of attorney appointing the Company as the Option Holder’s agent and attorney for the purposes of Rule 9.4 and Rule 9.6.  Where an Option is granted by way of Deed of Grant, the acceptance of the terms of the Option in accordance with Rule 3.4A.2 shall constitute the Option Holder’s appointment of the Company as the Option Holder’s agent for the purposes of Rule 9.4 and Rule 9.6.

10.                               NON-TRANSFERABILITY OF OPTIONS

10.1                        During his lifetime, only the individual to whom an Option is granted may exercise that Option.  Options (and any rights arising under them) may not be transferred or assigned or have any charge or other security interest created over them.

11.                               TAKEOVERS

11.1                        Subject to Rules 7.1, 11.2, and 12, if any person (“the Controller”) acquires control of the Company as a result of:

11.1.1                                      making an offer to acquire the whole of the issued share capital of the Company which is made on a condition such that, if it is satisfied, the Controller will (on its own account or acting together with others) have control of the Company; or

11.1.2                                      making an offer to acquire all the shares in the Company which are of the same class as the Shares (on its own account or acting together with others); or

11.1.3                                      entering into a share sale and purchase agreement which will result in the Controller obtaining Control of the Company upon completion (on its own account or acting together with others);

the Option Holder shall, whether or not he subsequently or in consequence of the change in control ceases to be Connected with any Group Company for any reason but subject to the provisions of Rules 7.1 and 7.2, be entitled to exercise his Option in whole or in part within the period of 40 days beginning with the date when the Controller has obtained control of the Company and (if relevant) any condition subject to which the offer is made has been satisfied and to the extent that the Option is not exercised within such period it shall lapse and cease to be exercisable.

11.2                        Notwithstanding Rule 11.1, if a person makes such an offer as is referred to in Rule 11.1.1 or 11.1.2 or negotiates a share sale and purchase agreement with the shareholders of the Company which will result in a change in control, the Board may, in its absolute discretion and by notice in writing to all Option Holders, declare all outstanding Options to be exercisable in respect of all Option Shares which would become Vested Shares upon such change of control in anticipation of the change in control during a reasonable limited period specified by the Board in the notice (which period shall end immediately before the Controller obtains control of the Company, if it has not already ended).  If the Board so declares, all outstanding Options may be exercised at any time during such period.  If not exercised, the Options shall lapse immediately upon the expiry of such period.

12.                               QUALIFYING EXCHANGE OF SHARES

12.1                        The provisions of Rule 12.2 shall have effect, and Rule 11.1 shall not apply if another company obtains all the shares of the Company as a result of a “qualifying exchange of shares” (falling within paragraph 40 of Schedule 5 to ITEPA 2003) and the Option Holder is invited to release his rights under his Option in consideration of the grant to him of rights (the “Replacement Option”) which are equivalent but relate to shares in the acquiring company and the requirements of paragraphs 42 and 43 of Schedule 5 to ITEPA 2003 would be met in relation to the Replacement Option.

12.2                        If the Option Holder does not agree to release his rights under his Option in consideration of the grant to him of such Replacement Option then his Option shall lapse and cease to be exercisable at the end of the period within which the Option Holder could have accepted such invitation.

13.                               SALE

13.1                        In the event of a Sale, Options may be exercised in respect of Vested Shares whether or not the relevant Option Holder shall have ceased to be Connected with a Group Company subsequently to or in consequence of that Sale within the period of 40 days beginning with the date of the Sale and shall lapse and cease to be exercisable at the end of that period.

13.2                        If the Board anticipates that a Sale may occur, the Board may invite Option Holders to exercise Options in respect of Option Shares which would become Vested Shares upon such Sale within such period preceding such Sale as the Board may specify and, if an Option is not then exercised, it shall, unless the Board otherwise determines, lapse and cease to be exercisable at the end of that period.

14.                               LISTING

[Rule 14 has been deleted]

15.                               VARIATION OF SHARE CAPITAL

15.1                        If there is any variation of the share capital of the Company (whether that variation is a capitalisation issue (other than a scrip dividend), rights issue, consolidation, subdivision or reduction of capital or otherwise) which affects (or may affect) the value of Options to Option Holders, the Board may adjust the number and description of Shares subject to each Option and/or the Option Price of each Option in a manner which the Board, in its reasonable opinion, considers to be fair and appropriate. However:

15.1.1                                      the amendment of any Option granted by a Grantor other than the Company shall require the consent of that Grantor (which shall not be unreasonably withheld);

the Board should note that the amendment of an EMI Option:

(a)                                 may be a Disqualifying Event;

(b)                                 may be regarded by HMRC as the release of the Option and the grant of a replacement share option which lacks EMI tax advantages; and

(c)                                  it is possible to consult the Small Company Enterprise Centre of

HMRC before any amendment proposed to be made under this Rule 15 and obtain their informal confirmation that they do not consider that the amendment would fall within either (i) or (ii) above;

15.1.2                                      the total amount payable on the exercise of any Option in full shall not be increased; and

15.1.3                                      the Option Price for a Share to be newly issued on the exercise of any Option shall not be reduced below its nominal value (unless the Board resolves to capitalise, from reserves, an amount equal to the amount by which the total nominal value of the relevant Shares exceeds the total adjusted Option Price, and to apply such amount to pay-up the relevant Shares in full).

16.                               RELATIONSHIP WITH EMPLOYMENT CONTRACT

16.1                        This Scheme shall not form part of any contract of employment or letter of appointment between any Eligible Person and any Group Company and shall not confer on any Eligible Person any legal or equitable rights whatsoever against any such company nor give rise to any claim or cause of action at common law under statute or in equity.

16.2                        The grant of an option shall not form part of the Option Holder’s entitlement to remuneration or benefits pursuant to his contract of employment or letter of appointment or count as wages or remuneration for pension purposes nor does the existence of a contract of employment or a letter of appointment between any person and any Group Company give such person any right or entitlement to have an Option granted to him in respect of any number of Shares or any expectation that an Option might be granted to him whether subject to any conditions or at all.

16.3                        The rights and obligations of an Option Holder under the terms of his contract of employment or letter of appointment shall not be affected by the grant of an Option or his participation in this Scheme.

16.4                        The rights granted to an Option Holder upon the grant of an Option shall not afford the Option Holder any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with any Group Company for any reason whatsoever (whether or not in circumstances giving rise to a claim for wrongful or unfair dismissal).

17.                               VARIATIONS AND TERMINATION

17.1                        The Board may from time to time in its absolute discretion, subject to Rules 17.2 and 17.3, amend, delete or add to the Rules of this Scheme in any respect as they deem desirable.

17.2                        No amendment, deletion or addition shall be made which would adversely affect in any way any subsisting rights of Option Holders under the Scheme unless it is made:

17.2.1                                      with the prior written consent of such number of Option Holders as hold Options under the Scheme to acquire 75 per cent of the Shares which would be issued or transferred if all Options granted and subsisting under the Scheme were at that time exercised; or

17.2.2                                      by a resolution at a meeting of Option Holders passed by not less than 75 per cent of the Option Holders who attend and vote either in person or by proxy, and for the purposes of this Rule 17.2 the Option Holders shall be treated as a separate class of share capital and the provisions of the Articles of Association of the Company relating to class meetings shall apply mutatis mutandis.

17.3                        This Scheme may be terminated at any time by a resolution of the Board or of the Company in general meeting, but if not terminated before then shall terminate on 15 March 2025.  On termination, no further Options shall be granted, but Options granted prior to such termination shall continue to be valid and exercisable in accordance with these Rules.

18.                               HMRC REQUESTS

18.1                        The Company shall provide to HMRC (within such time limit as the HMRC directs) any information in relation to this Scheme or the grant of Options under it and an Option Holder shall:

18.1.1                                      promptly provide to the Company such information as it may reasonably request; and

18.1.2                                      consent to the Company providing such information concerning him to HMRC for the purpose of complying with such request from HMRC.

19.                               EMI

19.1                        Except as described in this Rule, the Rules of this Scheme shall apply to EMI Options in exactly the same way as they apply to other Options.

19.2                        No warranty, representation or undertaking of any nature is given to the holder of an EMI Option that the EMI Option is a qualifying option for the purposes of ITEPA 2003 or that a disqualifying event will not occur in relation to an EMI Option.  Neither the Board, the Company nor any other person shall be liable to the Option Holder for any loss of whatsoever nature resulting from the failure for any reason of an Option granted as an EMI Option to meet the conditions of Schedule 5 to ITEPA 2003, whether such failure results from the inadvertent or deliberate act of the Board, the Company or any other person or for any other reason whatsoever.

20.                               GENERAL

20.1                        Any notice or other communication under or in connection with this Scheme may be given in such manner as the Board determines to be appropriate. Items sent by post shall be sent by pre-paid first-class post and shall be deemed to have been received at 12 noon on the second business day after posting.  This Rule 20.1 shall not apply to the service of any proceedings or other documents in any legal action.

20.2                        The Company shall at all times ensure that the Board is authorised to satisfy all rights from time to time subsisting under Options granted pursuant to this Scheme, taking account of any other obligations of the Company to allot and issue unissued Shares.

20.3                        The Board’s decision on any matter relating to this Scheme including any disputes relating to an Option shall be final and binding.

20.4                        The costs of introducing and administering this Scheme shall be borne by the

Company.

20.5                        The Scheme shall be administered by the Board and the Board shall have power from time to time to make or vary regulations for the administration and operation of this Scheme provided that such regulations are not inconsistent with these Rules.

20.6                        Notwithstanding Rule 20.5, or anything else to the contrary in these Rules, any matter to be determined in relation to an Option granted or to be granted to, or held by, the Company’s chief executive officer or its other executive officers must be determined or recommended to the full board of the Company for determination either by:

20.6.1                                      independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate; or

20.6.2                                      a compensation committee comprised solely of independent directors.

This Rule 20.6 shall be interpreted in accordance with the NASDAQ Listing Rules, save that “independent director” shall mean a person who is both an independent director within the meaning of the NASDAQ Listing Rules and a non-employee director within the meaning of Rule16b-3 under the Securities Exchange Act of 1934 of the United States (the “Exchange Act”).

20.7                        Subject always to Rule 20.6, the Board may delegate its powers to such person or persons as it determines, and on such terms as it determines, provided that the Board may not delegate its power and authority to the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an Option granted to such an officer, director or other person.

20.8                        The Company and any other Grantor shall not be obliged to provide Option Holders with copies of any materials sent to the holders of Shares.

20.9                        The Contracts (Rights of Third Parties) Act 1999 shall not apply to this Scheme nor to any Option granted under it and no person other than the parties referred to in these Rules including, without prejudice to the generality of the foregoing, the relevant Option Holder’s Employer and the parties to an Option shall have any rights under it nor shall it be enforceable under that Act by any person other than the parties to it.

20.10                 No individual shall have any claim against any member of the Group arising out of his not being admitted to participation in the Scheme which is entirely within the discretion of the Board.

20.11                 In the case of the partial exercise of an Option, the Board may call in or endorse or cancel and reissue as it thinks fit, any certificate for the balance of Shares over which the Option was granted.

20.12                 Neither the Company nor any Grantor shall be obliged to notify any Option Holder if an Option is due to lapse.

21.                               GOVERNING LAW AND JURISDICTION

21.1                        These Rules and all Options granted hereunder shall be governed by and construed in accordance with English law.

21.2                        The courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim (including a non-contractual dispute or claim) that arises out of or in connection with these Rules, the Scheme or its subject matter and any Option or its subject matter or formation.